UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cloud Peak Energy Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

18911Q102
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,400,0001
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,400,0001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,0001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.3%2
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

1	Includes 29,400,000 shares of Common Stock (as defined herein) which may be issued by the Issuer upon the redemption of Common Membership Units of Cloud Peak Energy Resources LLC (“CPER”) by RTEA and KMSC (each as defined herein). RTEA and KMSC own Common Membership Units of CPER. RTEA and KMSC have the right to require CPER to acquire by redemption at any time all or any portion of the Common Membership Units held by them in exchange for a cash payment in respect of each unit equal to the arithmetic average of the volume weighted average prices for a share of the Common Stock, par value of $0.01 per share of the Issuer (the “Common Stock”) on the principal exchange or quotation system on which the Common Stock trades for each of the ten trading days prior to the notice of redemption (the “Cash Settlement Price”). The Issuer may, in its sole discretion, elect to assume the rights and obligations of CPER with respect to such redemption, whereupon the Issuer would acquire the Common Membership Units offered for redemption by RTEA and KMS in exchange for (i) shares of Common Stock for the redeemed Common Membership Units on a one-for-one basis, (ii) a payment in cash equal to the Cash Settlement Price for each of the redeemed Common Membership Units or (iii) a combination of (i) and (ii), each at the Issuer’s option. Accordingly, none of the Reporting Persons has or will have the power to require the delivery of Common Stock rather than cash and therefore each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock for purposes of Section 13(d) and 13(g) of the Act and related rules.

2
The calculation of the percentage is based upon (i) 31,484,445 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 29,400,000 shares of Common Stock issuable by the Issuer upon the redemption of Common Membership Units of CPER as described in Footnote 1 of this Schedule 13G.

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto European Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,400,0001
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,400,0001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,0001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.3.0%3
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

3
The calculation of the percentage is based upon (i) 31,484,445 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 29,400,000 shares of Common Stock issuable by the Issuer upon the redemption of Common Membership Units of CPER as described in Footnote 1 of this Schedule 13G.

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto Western Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,400,0001
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,400,0001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,0001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.3%4
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

4
The calculation of the percentage is based upon (i) 31,484,445 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 29,400,000 shares of Common Stock issuable by the Issuer upon the redemption of Common Membership Units of CPER as described in Footnote 1 of this Schedule 13G.

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto America Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,400,0001
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,400,0001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,0001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.3%5
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

5
The calculation of the percentage is based upon (i) 31,484,445 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 29,400,000 shares of Common Stock issuable by the Issuer upon the redemption of Common Membership Units of CPER as described in Footnote 1 of this Schedule 13G.

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 29,400,0001
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 29,400,0001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,0001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.3%6
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

6
The calculation of the percentage is based upon (i) 31,484,445 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 29,400,000 shares of Common Stock issuable by the Issuer upon the redemption of Common Membership Units of CPER as described in Footnote 1 of this Schedule 13G.

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto Energy America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 29,103,1801,7
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 29,103,1801,7
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,103,1801,7
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%8
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

7
RTEA does not have any control over the voting or disposition of the Common Membership Units of CPER held by KMSC and therefore disclaims beneficial interest in the Common Membership Units of CPER held by KMSC.

8
The calculation of the percentage is based upon (i) 31,484,454 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 29,103,180 shares of Common Stock issuable to RTEA by the Issuer upon the redemption of Common Membership Units of CPER by RTEA as described in Footnote 1 of this Schedule 13G.

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Kennecott Management Services Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 296,8201,9
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 296,8201,9
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,8201,9
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%10
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

9
KMSC does not have any control over the voting or disposition of the Common Membership Units of CPER held by RTEA and therefore disclaims beneficial interest in the Common Membership Units of CPER held by RTEA.

10
The calculation of the percentage is based upon (i) 31,484,445 shares of Common Stock issued and outstanding as of January 20, 2010, and (ii) 296,820 shares of Common Stock issuable to KMSC by the Issuer upon the redemption of Common Membership Units of CPER by KMSC as described in Footnote 1 of this Schedule 13G.

Item 1. (a)	Name of Issuer

Cloud Peak Energy Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

505 South Gillette Avenue, Gillette, WY 82716

Item 2. (a)	Name of Person Filing

This statement is being filed by and on behalf of Rio Tinto plc (“RT PLC”), Rio Tinto European Holdings Ltd (“RTEH”), Rio Tinto Western Holdings Ltd (“RTWH”), Rio Tinto America Holdings Inc. (“RTAH INC”), Rio Tinto America Inc. (“RTA”), Rio Tinto Energy America Inc. (“RTEA”), and Kennecott Management Services Company (“KMSC” and, together with RT PLC, RTEH, RTWH, RTAH INC, RTA and RTEA, the “Reporting Persons”).

RT PLC is the sole stockholder and parent of RTEH.  RTEH is the sole stockholder and parent of RTWH.  RTWH is the sole stockholder and parent of RTAH INC.  RTAH INC is the sole stockholder and parent of RTA.  RTA is the sole stockholder and parent of RTEA and KMSC.

Each of RT PLC, RTEH, RTWH, RTAH INC and RTA by virtue of Rule 13d-3 under the Act may be deemed the beneficial owner of the securities held by RTEA and KMSC; however, RTEA does not have any control over the voting or disposition of securities held by KMSC and KMSC does not have any control over the voting or disposition of securities held by RTEA.  Therefore, each of RTEA and KMSC disclaims beneficial interest in the other’s holdings.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The business address of each of the Reporting Persons are as follows:

RT PLC:

2 Eastbourne Terrace
London, W2 6LG
United Kingdom

RTEH:

2 Eastbourne Terrace
London, W2 6LG
United Kingdom

RTWH:

2 Eastbourne Terrace
London, W2 6LG
United Kingdom

RTAH INC:

4700 Daybreak Parkway
                South Jordan, Utah 84095

RTA:

4700 Daybreak Parkway
                South Jordan, Utah 84095

RTEA:

4700 Daybreak Parkway
                South Jordan, Utah 84095

KMSC:

                4700 Daybreak Parkway
                South Jordan, Utah 84095

Item 2. (c)	Citizenship

RT PLC is a public limited company incorporated under the laws of England and Wales.  RTEH is a private limited company incorporated under the laws of England and Wales.  RTWH is a private limited company incorporated under the laws of England and Wales.  RTAH INC is a Delaware corporation.  RTA is a Delaware corporation.  RTEA is a Delaware corporation.  KMSC is a Delaware corporation.

Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.01 per share.

Item 2. (e)	CUSIP Number

18911Q102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

The information in items 1 and 5 through 11 on the cover pages (pp. 2-8) on this Schedule 13G is hereby incorporated by reference.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock reported herein.  This Schedule 13G shall not be construed as an admission that the Reporting Persons are, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2010

RIO TINTO PLC

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Company Secretary

RIO TINTO EUROPEAN HOLDINGS LIMITED

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Director

RIO TINTO WESTERN HOLDINGS LIMITED

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Director

RIO TINTO AMERICA HOLDINGS INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

RIO TINTO AMERICA INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

RIO TINTO ENERGY AMERICA INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

KENNECOTT MANAGEMENT SERVICES COMPANY

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

EXHIBIT A

------------

JOINT FILING AGREEMENT

--------------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  February 5, 2010

RIO TINTO PLC

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Company Secretary

RIO TINTO EUROPEAN HOLDINGS LIMITED

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Director

RIO TINTO WESTERN HOLDINGS LIMITED

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Director

RIO TINTO AMERICA HOLDINGS INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

RIO TINTO AMERICA INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

RIO TINTO ENERGY AMERICA INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

KENNECOTT MANAGEMENT SERVICES COMPANY

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary